UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2012

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date August 22, 2012	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

CONNECTED TRANSACTION

On 22 August 2012, the Company entered into the Agreement with the Vendor, pursuant to which the Company agreed to purchase and the Vendor agreed to sell the Sale Interests.

The Vendor, CEA Holding, is a controlling shareholder of the Company and is thus a connected person of the Company. Accordingly, the Acquisition constitutes a connected transaction of the Company.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Acquisition are less than 5%, the Acquisition is subject to reporting and announcement requirements under Rule 14A.32 of the Listing Rules and is exempt from the approval of the independent shareholders of the Company.

THE AGREEMENT

On 22 August 2012, the Company entered into the Agreement with the Vendor, pursuant to which the Company agreed to purchase and the Vendor agreed to sell the Sale Interests.

After the completion of the Acquisition, the Target Company will become a wholly-owned subsidiary of the Company.

Consideration

Pursuant to the Agreement, the Company will pay to the Vendor in cash a sum of RMB83,951,873.97 as Consideration. The Consideration will be funded from the Company’s internal resources.

The Consideration of RMB83,951,873.97 was determined based on the net asset value of the Target Company and calculated by the appraised value of the proportionate shareholder’s interest set out in the Valuation Report prepared by an independent and qualified PRC Valuer appointed by the Vendor, which in turn was prepared on the basis of income approach (discounted cash flow). The Valuation Report was prepared in accordance with the relevant PRC rules and regulations, which state that where PRC state-owned assets are being transferred, assets should be valued based on a market value approach (which includes income approach or cost replacement approach).

The Board confirms that the Valuation Report was independently prepared by the PRC Valuer without any information or documents provided by the Group (save for the provision of base financial statements and shareholders’ information by the Target Company to the PRC Valuer to enable the PRC Valuer to conduct its independent valuation). The Board also confirms that the Group was not involved in the preparation of the Valuation Report.

The Board further confirms that in determining the Consideration, apart from the Valuation Report, it also: (a) reviewed the financial statements, operations and business of the Target Company; (b) considered commercial factors, such as the future business potential of the Target Company and the long-term strategic, business and restructuring plans of the Company; and (c) assessed the fairness and reasonableness of the Consideration.

Completion

The Vendor shall transfer the Sale Interests to the Company once the Agreement becomes effective.

The Company shall pay the Consideration by cash on a one-off basis to the Vendor within ten (10) business days from the effective date of the Agreement.

The Company and the Vendor shall cooperate on the registration of transfer of the Sale Interests with the relevant industrial and commercial administration authorities. The transfer of the Sale Interests shall be completed after the said registration.

INFORMATION OF THE PARTIES

The Company is principally engaged in the business of civil aviation.

The Vendor, CEA Holding, is a wholly PRC state-owned enterprise and the controlling shareholder of the Company holding directly or indirectly approximately 59.94% of the Company’s issued share capital as at the date of this announcement. It is principally engaged in managing all the state-owned assets and equity interest formed and invested by the state in CEA Holding, its group companies and its invested enterprises.

The Target Company is principally engaged in the business of domestic passenger and freight air transportation and agency business among airlines.

The audited net profit (or loss) before and after tax and extraordinary items of the Target Company for the two years ended 31 December 2010 and 2011 respectively were as follows:

	Year ended 31 December
	2011	2010
	(RMB)	(RMB)

Net profit (loss) before tax and extraordinary items	128,163,227.93	97,998,532.27
Net profit (loss) after tax and extraordinary items	113,190,002.78	74,776,752.56

The book value of the net assets of the Target Company based on PRC accounting standards as stated in the Valuation Report as at 31 December 2011 is RMB209,806,926.37. The net asset value of the Target Company based on PRC accounting standards as stated in the Valuation Report as at 31 December 2011 is RMB419,759,369.83.

REASONS FOR ENTERING INTO THE ACQUISITION AND BENEFITS EXPECTED TO ACCRUE TO THE COMPANY

After the completion of the Acquisition, the Target Company will become a wholly-owned subsidiary of the Company, which will enable the Company to manage and conduct internal integration of the Group.

The terms and conditions of the Acquisition are agreed after arm’s length negotiations between the parties. The Directors (including the independent non-executive Directors) believe that the terms and conditions of the Acquisition are fair and reasonable and in the interests of the shareholders of the Company as a whole.

LISTING RULES IMPLICATIONS

The Vendor, CEA Holding is a controlling shareholder of the Company and is thus a connected person of the Company. Accordingly, the Acquisition constitutes a connected transaction of the Company.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the Acquisition are less than 5%, the Acquisition is subject to reporting and announcement requirements under Rule 14A.32 of the Listing Rules and is exempt from the approval of the independent shareholders of the Company.

The resolution regarding considering and approving the Acquisition has been passed at the sixteenth ordinary meeting of the sixth session of the Board held on 28 June 2012. As Mr. Liu Shaoyang (a Director and the chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are part of the senior management of CEA Holding, they may be regarded as having a material interest in the Acquisition. As such, they have abstained from voting at the meeting of the Board convened for the purpose of approving the Acquisition. Save for the aforementioned, none of the Directors has any material interests in the Acquisition.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

“Acquisition”	means the acquisition of the 20% equity interests in the Target Company by the Company from the Vendor under the Agreement;

“Agreement”	means the agreement dated 22 August 2012 entered into between the Company and the Vendor regarding the Acquisition;

“Board”	means the board of directors of the Company;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 59.94% of its issued share capital as at the date of this announcement;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Consideration”	means the consideration for the Acquisition payable by the Company to the Vendor pursuant to the Agreement;

“Directors”	means the directors of the Company;

“Group”	means the Company and its subsidiaries;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“PRC Valuer”	means 北京天健興業資產評估有限公司(Pan-China Assets Appraisal Co., Ltd.);

“RMB”	means renminbi, the lawful currency of the PRC;

“Sale Interests”	means 20% of the entire issued share capital of the Target Company held by the Vendor;

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Target Company”	means 中國聯合航空有限公司 (China United Airlines Co., Ltd.), which is held 80% by the Company and 20% by the Vendor as at the date of this announcement;

“Valuation Report”	means the valuation report prepared by the PRC Valuer in respect of the total assets and liabilities of the Target Company as at 31 December 2011;

“Vendor”	means CEA Holding.

By order of the Board
中國東方航空股份有限公司
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Joint Company Secretary

The Directors as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Ma Xulun	(Vice Chairman, President)
Xu Zhao	(Director)
Gu Jiadan	(Director)
Li Yangmin	(Director, Vice President)
Tang Bing	(Director, Vice President)
Luo Zhuping	(Director)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, the PRC

22 August 2012

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